

Mailstop 3233

December 23, 2015

<u>Via E-Mail</u>
Bryan Peery
Chief Financial Officer
Apple REIT Ten, Inc.
814 East Main Street
Richmond, VA 23219

> **Re: Apple REIT Ten, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 0-54651**

Dear Mr. Peery:

We have reviewed your December 15, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2015 letter.

<u>Item 5. Market For Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 24</u>

1.   We note your response to prior comment 1 and your indication that you used a total consolidated company approach in providing your estimated NAV as of December 31, 2014. Please address the following:

   a.   tell us and disclose in future filings the primary valuation method used, as you indicate the use of both the income and market approaches, and describe to us any weighting employed for results if multiple valuation methods were used;

     b. provide to us additional details regarding the total consolidated company approach in valuing the portfolio, including whether your approach considers individual property values or other property level information; and

     c. tell us whether your use of a total consolidated company approach included a premium, and if so your basis for including such premium.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
    Commodities